             As filed with the Securities and Exchange Commission on May 9, 2001
                                                      Registration No. 333-_____
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            -----------------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                            -----------------------

                         NUMERICAL TECHNOLOGIES, INC.
            (Exact name of registrant as specified in its charter)
                            -----------------------

            Delaware               70 West Plumeria Drive        94-3232104
(State or other jurisdiction of      San Jose, CA 95134       (I.R.S. Employer
 incorporation or organization)        (408) 919-1910       Identification No.)


  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            -----------------------

                               Yagyensh C. Pati
                     President and Chief Executive Officer
                         Numerical Technologies, Inc.
                            70 West Plumeria Drive
                              San Jose, CA 95134
                                (408) 919-1910
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                            -----------------------

                                  Copies to:
                            Kathleen B. Bloch, Esq.
                              Julie A. Bell, Esq.
                            Jason P. Sebring, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                              Palo Alto, CA 94304
                                (650) 493-9300
                            -----------------------

       Approximate date of commencement of proposed sale to the public:
  From time to time after the effective date of this registration statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                            -----------------------

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================
                                                          Proposed         Proposed
                                                           Maximum          Maximum
      Title of Each Class                Amount           Offering         Aggregate        Amount of
        of Securities to                 to be              Price          Offering        Registration
         be Registered                 Registered       Per Share(1)       Price(1)           Fee(1)
----------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value     2,671,328 shares      $18.28         $48,831,876          $12,208
========================================================================================================

(1) Estimated solely for the purpose of computing the registration fee and computed pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices of the common stock as reported on the Nasdaq National Market on May 8, 2001.
                            -----------------------

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 9, 2001

PROSPECTUS
----------

                       2,671,328 Shares of Common Stock

                         NUMERICAL TECHNOLOGIES, INC.

     The selling stockholders listed in this prospectus may offer and sell up to 2,671,328 shares of Numerical Technologies, Inc. common stock for their own account. We will not receive any proceeds from such sales. We issued these shares of our common stock to the selling stockholders in a private transaction.

     Our common stock is listed on the Nasdaq National Market under the symbol "NMTC." On May 8, 2001, the last reported sale price for the common stock on the Nasdaq National Market was $18.80 per share.

     YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 2 BEFORE MAKING A DECISION TO PURCHASE THE COMMON STOCK.

                            -----------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this prospectus is May __, 2001.

                              PROSPECTUS SUMMARY

     We are a leading commercial provider of proprietary technologies and software products that enable the design and manufacture of subwavelength semiconductors. We offer a comprehensive solution that enables the production of smaller, faster and cheaper semiconductors using existing equipment. This solution enables our customers and industry partners to realize increased return-on-investment, and deliver new high-performance semiconductors more quickly.

     Our patented phase-shifting technology, combined with our proprietary optical proximity correction, or OPC, and process modeling technologies form the foundation of our subwavelength solution. Our comprehensive subwavelength solution integrates these technologies into each key stage of semiconductor manufacturing, including physical design, design verification, manufacturing data preparation, photomask manufacturing inspection and photolithography, to form an integrated design-to-silicon flow. We believe that our technology leadership and relationships with leading companies within the semiconductor industry will drive the adoption of our solutions as the industry standard.


     We have currently licensed our proprietary technologies for production use to Motorola, Texas Instruments and United Microelectronics Corporation, or UMC. MIT Lincoln Laboratories, a research facility, has demonstrated the future potential of our proprietary technologies by producing 0.025-micron features. Our other industry partners and customers include Applied Materials, KLA-Tencor, Canon, Nikon, DuPont Photomask, Dai Nippon Printing, Photronics, Cadence Design Systems, or Cadence, and Taiwan Semiconductor Manufacturing Company, or TSMC.

     Our principal executive offices are located at 70 West Plumeria Drive, San Jose, California 95134 and our telephone number is (408) 919-1910.

                                 RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus, including the documents incorporated in this prospectus by reference, before purchasing the common stock.

If key markets within the semiconductor industry, especially semiconductor manufacturers, do not adopt our proprietary technologies and software products, we may be unable to generate sales of our products.

     If the four key markets within the semiconductor industry, which we believe are semiconductor manufacturing, semiconductor equipment manufacturing, photomask manufacturers and design, do not adopt our proprietary technologies and software products, our revenue could decline. We believe we design our technologies and products so that each key market within the semiconductor industry can work efficiently with the other markets. For example, if designers do not adopt our technologies and products, it will be more difficult for them to design semiconductors which are understood and processed efficiently by mask manufacturers that do adopt our technologies and products. In addition, we believe semiconductor manufacturers need to adopt our proprietary technologies and software products first in order to drive adoption by the other three markets. Semiconductor manufacturers define and develop the manufacturing process. While designers, mask manufacturers and equipment manufacturers are not required to adopt our technologies and products in order to work with semiconductor manufacturers that do adopt them, we believe the efficiency of the manufacturing process with respect to such designers, mask manufacturers and equipment manufacturers is diminished if they do not. If each key market of the semiconductor industry does not perceive our proprietary technologies and software products as the industry standard, our technologies and products could become less valuable and more difficult to license. Factors that may limit adoption of our subwavelength solution within the markets include:

     . our current and potential industry partners and customers may fail to adopt our technologies and products;

     . the semiconductor industry may not need subwavelength processes if there is a slowdown in semiconductor manufacturing or a decrease in the demand for smaller semiconductor feature sizes; and

     . the industry may develop alternative methods to produce subwavelength features with existing capital equipment due to a rapidly evolving market and the likely emergence of new technologies.

We depend on the growth of the semiconductor industry and the current economic slowdown in this industry may cause a decrease in the demand for our proprietary technologies and software products and revenue.

     We are dependent upon the general economic cycles of the semiconductor industry. Our ability to increase or even maintain our current revenue is largely dependent upon the continued demand by semiconductor manufacturers and each other key market within the semiconductor industry for integrated circuits, or ICs, and IC-related technologies. The semiconductor industry has from time to time experienced economic downturns characterized by decreased product demand, production over-capacity, price erosion, work slowdowns and layoffs. We believe the semiconductor industry is currently experiencing such an economic downturn and, as a result, the sales of proprietary technologies and software products may decrease.

In order for potential industry partners and customers to adopt, and expend their own resources to implement, our technologies and products, we must expend significant marketing resources, with no guarantee of success.

     Our proprietary technologies and software products involve a new approach to the subwavelength gap problem. As a result, we must employ intensive and sophisticated marketing and sales efforts to educate prospective industry partners and customers about the benefits of our technologies and products. Our sales and marketing expenses increased to $9.2 million in 2000 from $4.2 million in 1999. In addition, even if our industry partners and customers adopt our proprietary technologies and software products, they must devote the resources necessary to fully integrate our technologies and products into their operations. This is especially true for our industry partners so that they can begin to resell and market our solution to their customers. If they do not make these expenditures, establishing our technologies and products as the industry standard to the subwavelength gap problem will be difficult.

Our limited operating history and dependence on new technologies make it difficult to evaluate our future prospects.

     We only have a limited operating history on which you can base your valuation of our business. We face a number of risks as an emerging company in a new market. For example, the key markets within the semiconductor industry may fail to adopt our proprietary technologies and software products, or we may not be able to establish distribution channels. Our company incorporated in October 1995. In February 1997, we shipped our initial software product, IC Workbench. We have only recently begun to expand our operations significantly. For example, we grew from 109 employees as of March 31, 2000 to 207 employees as of March 31, 2001.

We have a history of losses, we expect to incur losses in the future and we may be unable to achieve profitability.

     We may not achieve profitability if our revenue increases more slowly than we expect or not at all. In addition, our operating expenses are largely fixed, and any shortfall in anticipated revenue in any given period could cause our operating results to decrease. We have not been profitable in any quarter, and our accumulated deficit was approximately $81.9 million as of March 31, 2001. We expect to continue to incur significant operating expenses in connection with increased funding for research and development and expansion of our sales and marketing efforts. In addition, we expect to incur additional noncash charges relating to amortization of intangibles and deferred stock compensation. As a result, we will need to generate significant revenue to achieve and maintain profitability. If we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis.

We recently acquired Cadabra. If we are not successful in integrating Cadabra's products and operations with ours, our revenue and operating results could decline.

     Our acquisition of Cadabra Design Automation Inc., or Cadabra, will only be successful if we are able to integrate its operations with ours, which could substantially divert management's attention from the day-to-day operations of the combined company. If we encounter any difficulties in the transition process, the revenue and operating results of our company could decline. We must successfully integrate Cadabra's products with ours. One of the elements of our strategy is to integrate our subwavelength solution with the Cadabra solution in order to offer design teams fast access to the processes that incorporate our subwavelength technologies. We must also focus our research and development and sales and marketing efforts to realize the technological benefits of this combination. If we are not able to integrate these solutions effectively or successfully, research and development and sales and marketing expenses could increase with no corresponding increase in revenue and our reputation could be harmed.

     In addition, the process of combining our company with Cadabra could interrupt the activities of any or all of the companies' businesses. It is possible that we will not be able to retain Cadabra's key management, technical and sales personnel. The acquisition of Cadabra could also cause our industry partners and customers to be uncertain about our ability to support the combined companies' products and technologies and the direction of the combined companies' development efforts. In particular, semiconductor manufacturers, which have previously relied on and endorsed the Cadabra solution, must continue to rely on and endorse this solution under our combined company. As a result, these semiconductor manufacturers, as well as our other industry partners and customers, may delay or cancel these orders, which could significantly decrease our revenue and limit our ability to implement our combined business strategy.

Our acquisition of Transcription may increase the focus of the semiconductor industry on the manufacturing data preparation market, which could lead to a rapid and substantial increase in competition.

     Our acquisition of Transcription Enterprises Limited, or Transcription, may increase the semiconductor industry's awareness of the market for manufacturing data preparation software, which could lead to a substantial increase in the number of start-up companies that focus on software solutions for data preparation. Manufacturing data preparation software translates semiconductor designs into instructions that control manufacturing equipment. Potential competitors could pursue and execute partnership agreements with key industry partners we intend to pursue, which could make it difficult or impossible for us to develop relationships with these potential industry partners. In addition, some of our current competitors may increase their own research and development budgets relating to data preparation, or may more aggressively market competing solutions.

If we do not continue to introduce new technologies and software products or product enhancements ahead of rapid technological change in the market for subwavelength solutions, our operating results could decline and we could lose our competitive position.

     We must continually devote significant engineering resources to enable us to introduce new technologies and software products or product enhancements to address the evolving needs of key markets within the semiconductor industry in solving the subwavelength gap problem. We must introduce these innovations and the key markets within the semiconductor industry must adopt them before changes in the semiconductor industry, such as the introduction by our current and potential competitors of more advanced products or the emergence of alternative technologies, render the innovations obsolete, which could cause us to lose our competitive position. These innovations are inherently complex, require long development cycles and a substantial investment before we can determine their commercial viability. Moreover, designers, mask manufacturers and equipment manufacturers must each respond to the demand of the market to design and manufacture masks and equipment for increasingly smaller and complex semiconductors. Our innovations must be viable and meet the needs of these key markets within the semiconductor industry before the consumer market demands even smaller semiconductors, rendering the innovations obsolete. We may not have the financial resources necessary to fund any future innovations. In addition, any revenue that we receive from enhancements or new generations of our proprietary technologies and software products may be less than the costs of development.

We rely on Cadence for a substantial amount of our revenue, and if our contracts with Cadence were terminated or not extended or renewed, or if the fees we are to receive are reduced, we would need to replace this revenue through other sources.

     We have two agreements with Cadence with initial two-year terms that run through 2002 to 2003, respectively. If these contracts were to be terminated or not extended or renewed, or if the fees we are to receive are reduced, we could lose a material portion of our revenue. We would need to replace this revenue with revenue from other customers by increasing the sale of our proprietary technologies and software products to our current customers and industry partners, or by entering into new contracts with new customers either of which would result in an unexpected diversion of management efforts and possible increases to operating expenses, with no immediate increase in revenue. For 2000, Cadence was responsible for approximately 24% of our total revenue.

Fluctuations in our quarterly operating results may cause our stock price to decline.

     It is likely that our future quarterly operating results may fluctuate from time to time and may not meet the expectations of securities analysts and investors in some future period. As a result, the price of our common stock could decline. Historically, our quarterly operating results have fluctuated. We may experience significant fluctuations in future quarterly operating results. The following factors may cause these fluctuations:

     . our recent acquisitions of Transcription and Cadabra, as well as future potential acquisitions by us;

     .  the timing and structure of our product license agreements; and

     . changes in the level of our operating expenses to support our projected growth.

The accounting rules regarding revenue recognition may cause fluctuations in our revenue independent of our booking position.

     The accounting rules we are required to follow require us to recognize revenue only when certain criteria are met. As a result, for a given quarter it is possible for us to fall short in our revenue and/or earnings estimates even though total orders are according to our plan or, conversely, to meet our revenue and/or earnings estimates even though total orders fall short of our plan, due to revenue produced by deferred revenue. Orders for software support and professional services yield revenue over multiple quarters, often extending beyond the current fiscal year, or upon completion of performance rather than at the time of sale. The specific terms agreed to with a customer and/or any changes to the rules interpreting such terms may have the effect of requiring deferral of product revenue in whole or in part or, alternatively, of requiring us to accelerate the recognition of such revenue for products to be used over multiple years.

We intend to pursue new, and maintain our current, industry partner relationships, which could substantially divert management attention and resources, with no guarantee of success.

     We expect to derive significant benefits, including increased revenue and customer awareness, from our current and potential industry partner relationships. In our pursuit to maintain and establish partner relationships within each of the key markets in the semiconductor industry, we could expend significant management attention, resources and sales personnel efforts, with no guarantee of success. To establish and maintain our partner relationships, we expend our limited financial resources on increasing our sales and business development personnel, trade shows and marketing within trade publications. If we did not have to pursue potential industry partners, we could focus these resources exclusively on direct sales to our customers. In addition, through our partner relationships, our partners resell, market, either jointly with us or unilaterally, and promote our technologies and products. If these relationships terminate, such as due to our material breach of the contracts or the partners' election to cancel the contract, which generally is permissible with prior notice to us, we would have to increase our own limited marketing and sales resources for these activities. Further, we may be unable to enter into new industry partner relationships if any of the following occur:

     . current or potential industry partners develop their own solutions to the subwavelength gap problem; or

     . our current or potential competitors establish relationships with industry partners with which we seek to establish a relationship.

     We have only recently entered into many of our current partner relationships. These relationships may not continue or they may not be successful. We also may be unable to find additional suitable industry partners.

Many of our current competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do and as a result, they may acquire a significant market share before we do.

     Our current competitors, or alliances among these competitors, may rapidly acquire significant market share. These competitors may have greater name recognition and more customers which they could use to gain market share to our detriment. We encounter direct competition from other direct providers of phase shifting, OPC, manufacturing data and automated cell generation technologies. These competitors include such companies as Avant!, Mentor Graphics and Prolific, Inc. We also compete with companies that have developed or have the ability to develop their own proprietary phase shifting and OPC solutions, such as IBM. These companies may wish to promote their internally developed products and may be reluctant to purchase products from us or other independent vendors. Our competitors may offer a wider range of products than we do and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. These competitors may also be able to undertake more extensive promotional activities, offer more attractive terms to customers than we do and adopt more aggressive pricing policies. Moreover, our competitors may establish relationships among themselves or with industry partners to enhance their services, including industry partners with which we may desire to establish a relationship.

The market for software solutions that address the subwavelength gap problem is new and rapidly evolving. We expect competition to intensify in the future, which could slow our ability to grow or execute our strategy.

     We believe that the demand for solutions to the subwavelength gap problem may encourage many competitors to enter into our market. As the market for software solutions to the subwavelength gap problem proliferates, if our competitors are able to attract industry partners or customers on a more accelerated pace than we can and retain them more effectively, we would not be able to grow and execute our strategy as quickly. In addition, if customer preferences shift away from our technologies and software products as a result of the increase in competition, we must develop new proprietary technologies and software products to address these new customer demands. This could result in the diversion of management attention or our development of new technologies and products may be blocked by other companies' patents. We must offer better products, customer support, prices and response time, or a combination of these factors, than those of our potential competitors.

We are growing rapidly and must effectively manage and support our growth in order for our business strategy to succeed.

     We have grown rapidly and will need to continue to grow in all areas of operation. If we are unable to successfully integrate and support our existing and new employees, including those employees added as a result of our acquisition of Cadabra, into our operations, we may be unable to implement our business strategy in the time frame we anticipate, or at all. In addition, building and managing the support necessary for our growth places significant demands on our management as well as our limited revenue. These demands have, and may continue to, divert these resources away from the continued growth of our business and implementation of our business strategy. Further, we must adequately train our new personnel, especially our technical support personnel, to adequately, and accurately, respond to and support our industry partners and customers. If we fail to do this, it could lead to dissatisfaction among our partners or customers, which could slow our growth.

We must continually attract and retain engineering personnel or we will be unable to execute our business strategy.

     We have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled engineers with appropriate qualifications to support our rapid growth and expansion. We must continually enhance and introduce new generations of our phase shifting and OPC technologies. As a result, our future success depends in part on our ability to identify, attract, retain and motivate qualified engineering personnel with the requisite educational background and industry experience. If we lose the services of a significant number of our engineers, it could disrupt our ability to implement our business strategy. Competition for qualified engineers is intense, especially in the Silicon Valley where our headquarters are located.

Our chief executive officer and chief technology officer, as well as the co-founders of Transcription and the key executive officers of Cadabra, are critical to our business and they may not remain with us in the future.

     Our future success will depend to a significant extent on the continued services of Yagyensh C. (Buno) Pati, our President and Chief Executive Officer, Yao-Ting Wang, our Chief Technology Officer and Senior Vice President of Engineering, Roger Sturgeon, one of our directors and a senior executive of Transcription, Kevin MacLean, Senior Vice President and General Manager of Transcription, Faysal Sohail, Senior Vice President of Worldwide Field Operations, and Martin Lefebrve, a member of our Office of Technology and senior executive of Cadabra. If we lose the services of any of these key executives, it could slow our product development processes and searching for their replacements could divert our other senior management's time and increase our operating expenses. In addition, our industry partners and customers could become concerned about our future operations, which could injure our reputation. We do not have long-term employment agreements with these executives and we do not maintain any key person life insurance policies on their lives.

If we fail to protect our intellectual property rights, competitors may be able to use our technologies which could weaken our competitive position, reduce our revenue or increase our costs.

     Our success depends heavily upon proprietary technologies, specifically our patent portfolio. The rights granted under our patents and patent applications may not provide competitive advantages to us. In addition, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. As a result of any such litigation, we could lose our proprietary rights and incur substantial unexpected operating costs. Litigation could also divert our resources, including our managerial and engineering resources. We rely primarily on a combination of patents, copyrights, trademarks and trade secrets to protect our proprietary rights and prevent competitors from using our proprietary technologies in their products. These laws and procedures provide only limited protection. Our pending patent applications may not result in issued patents, and our existing and future patents may not be sufficiently broad to protect our proprietary technologies. Also, patent protection in foreign countries may be limited or unavailable where we have filed for and need such protection. Furthermore, if we fail to adequately protect our trademark rights, this could impair our brand identity and ability to compete effectively. If we do not successfully protect our trademark rights, this could force us to incur costs to re-establish our name or our product names, including significant marketing activities.

If third parties assert that our proprietary technologies and software products infringe their intellectual property rights, this could injure our reputation and limit our ability to license or sell our proprietary technologies or software products.

     Third parties, for competitive or other reasons, could assert that our proprietary technologies and software products infringe their intellectual property rights. These claims could injure our reputation and decrease or block our ability to license or sell our software products. For example, on March 14, 2000, ASML MaskTools, Inc. filed a complaint alleging we infringe two U.S. patents and have committed unfair or fraudulent business practice under the California Business and Professions Code. We are currently investigating the patents and allegations. The defense of these claims could divert management's attention from the day to day operations of our company, as well as divert resources from current planned uses, such as hiring and supporting additional engineering personnel. Litigation is inherently uncertain, and an adverse decision could limit our ability to offer some features in our OPC product. In addition, third parties have advised us of literature which they believe to be relevant to our patents. It is possible that this literature or literature we may be advised of in the future could negatively affect the scope or enforceability of our present or future patents and/or result in costly litigation. In addition, we are aware of and are evaluating certain patents with which our products, patents or patent applications may conflict. If any of these patents are found to be valid, and we are unable to license such patents on reasonable terms, or if our products, patents, or patent applications are found to conflict with these patents, we could be prevented from selling our products, our patents may be declared invalid or our patent applications may not result in issued patents. In addition, a company could invite us to take a patent license. If we do not take the license, the requesting company could contact our industry partners or customers and suggest that they not use our software products because we are not licensed under their patents. This action by the requesting company could affect our relationships with these industry partners and customers and may prevent future industry partners and customers from licensing our software products. The intensely competitive nature of our industry and the important nature of our technologies to our competitors' businesses may contribute to the likelihood of being subject to third party claims of this nature.

Any potential dispute involving our patents or other intellectual property could include our industry partners and customers, which could trigger our indemnification obligations with them and result in substantial expense to us.

     In any potential dispute involving our patents or other intellectual property, our licensees could also become the target of litigation. This could trigger our technical support and indemnification obligations in some of our license agreements which could result in substantial expense to us. In addition to the time and expense required for us to supply such support or indemnification to our licensees, any such litigation could severely disrupt or shut down the business of our licensees, which in turn could hurt our relations with our customers and cause the sale of our proprietary technologies and software products to decrease.

Defects in our proprietary technologies and software products could decrease our revenue and our competitive market share.

     If our industry partners and customers discover any defects after they implement our proprietary technologies and software products, these defects could significantly decrease the market acceptance and sales of our software products, which could decrease our competitive market share. Any actual or perceived defects with our proprietary technologies and software products may also hinder our ability to attract or retain industry partners or customers, leading to a decrease in our revenue. These defects are frequently found during the period following introduction of new products or enhancements to existing products. Despite testing prior to introduction, our software products may contain software errors not discovered until after customer implementation. If our software products contain errors or defects, it could require us to expend significant resources to alleviate these problems, which could result in the diversion of technical and other resources from our other development efforts.

We face operational and financial risks associated with international operations.

     We derive an increasingly significant portion of our revenue from international sales. In the first quarter of 2001, compared to the first quarter of 2000, the breakdown of our revenue by geographic region, as a percentage of our total revenue, was North America, 54% and 64%, Asia, 36% and 28%, Europe, 8% and 7%, and other, 2% and 1%, respectively. In addition, as a result of our acquisition of Cadabra, a Nova Scotia limited liability company, in October 2000, 50 of our 207 employees as of March 31, 2001 were located in Ontario, Canada. We have only limited experience in developing, marketing, selling and supporting our proprietary technologies and software products, and managing our employees and operations, internationally. We may not succeed in maintaining or expanding our international operations, which could slow our revenue growth. We are subject to risks inherent in doing business in international markets. These risks include:

     . fluctuations in exchange rates which may negatively affect our operating results;

     . export controls which could prevent us from shipping our software products into and from some markets;

     . changes in import/export duties and quotas could affect the competitive pricing of our software products and reduce our market share in some countries;

     . compliance with and unexpected changes in a wide variety of foreign laws and regulatory environments with which we are not familiar;

     . greater difficulty in collecting accounts receivable resulting in longer collection periods; and

     .  economic or political instability.

     We may be unable to continue to market our proprietary technologies and software products successfully in international markets.

Our operations are primarily located in California and, as a result, are subject to power loss and other natural disasters.

     Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel, which are primarily located in or near our principal headquarters in San Jose, California. California is currently experiencing power outages due to a shortage in the supply of power within the state. In the event of an acute power shortage, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout California. We currently do not have backup generators or alternate sources of power in the event of a blackout, and our current insurance does not provide coverage for any damages we or our customers or industry partners may suffer as a result of any interruption in our power supply. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at our facilities. Any such interruption in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers and industry partners, or obtain new customers or industry partners, and could result in loss of revenue. Furthermore, the deregulation of the energy industry in California has caused power prices to increase. If wholesale prices continue to increase, our operating expenses will likely increase. In addition, San Jose exists on or near a known earthquake fault zone. Our facilities are susceptible to damage from earthquakes and other natural disasters, such as fires, floods and similar events. Although we maintain general business insurance against fires and some general business interruptions, there can be no assurance that the amount of coverage will be adequate in any particular case.

We may need to raise additional funds to support our growth or execute our strategy and if we are unable to do so, we may be unable to develop or enhance our proprietary technologies and software products, respond to competitive pressures or acquire desired businesses or technologies.

     We currently anticipate that our available cash resources will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next 12 months. However, we may need to raise additional funds in order to:

     .  support more rapid expansion;

     .  develop new or enhanced products;

     .  respond to competitive pressures; or

     .  acquire complementary businesses or technologies.

     These factors will impact our future capital requirements and the adequacy of our available funds. We may need to raise additional funds through public or private financings, strategic relationships or other arrangements. If we raise additional capital through the issuance of new securities at a lower price than the price at which you purchase the common stock, you will be subject to dilution. In addition, any new securities may have rights, preferences or privileges senior to those securities held by you.

We may be unable to consummate other potential acquisitions or investments or successfully integrate them with our business, which may slow our ability to expand the range of our proprietary technologies and software products.

     To expand the range of our proprietary technologies and software products, we recently acquired Transcription and Cadabra, and we may acquire or make investments in additional complementary businesses, technologies or products if appropriate opportunities arise. We may be unable to identify suitable acquisition or investment candidates at reasonable prices or on reasonable terms, or consummate future acquisitions or investments, each of which could slow our growth strategy. If we do acquire additional companies or make other types of acquisitions, we may have difficulty integrating the acquired products, personnel or technologies. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

The market price of our common stock has been and may continue to be volatile and could decline.

     The market price of our common stock has fluctuated in response to factors, some of which are beyond our control, including:

     .  changes in market valuations of other technology companies;

     .  conditions or trends in the semiconductor industry;

     .  actual or anticipated fluctuations in our operating results;

     . any deviations in net revenue or in losses from levels expected by securities analysts;

     . announcements by us or our competitors of significant technical innovations, contracts, acquisitions or partnerships;

     . volume fluctuations, which are particularly common among highly volatile securities of technology related companies; and

     .  departures of key personnel.

     General political or economic conditions, such as recession or interest rate or currency rate fluctuations in the United States or abroad, also could cause the market price of our common stock to decline.

The fluctuations in our stock price could result in securities class action litigation, which could result in substantial costs and diversion of our resources.

     Volatility in the market price of our common stock could result in securities class action litigation. Any litigation would likely result in substantial costs and a diversion of management's attention and resources. The share prices of technology companies' stocks have been highly volatile and have recorded lows well below their historical highs. As a result, investors in these companies often buy the stock at high prices only to see the price drop a short time later, resulting in a drop in value in the stock holdings of these investors. Our stock may not trade at the same levels as other technology stocks, or at its historical prices.

The concentration of our capital stock ownership with our insiders may limit your ability to influence corporate matters.

     The concentration of ownership of our outstanding capital stock with our directors and executive officers, even assuming the resale by the selling stockholders of all the shares of our common stock registered by this prospectus, may limit your ability to influence corporate matters. Prior to the completion of this offering, our directors and executive officers, and their affiliates, own approximately 42.9% of our outstanding capital stock as of April 30, 2001, and we expect them to remain significant stockholders upon the completion of this offering. As a result, these stockholders, if acting together, will have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any corporate transactions.

We have anti-takeover defenses that could delay or prevent an acquisition of our company.

     Provisions of our certificate of incorporation and bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

The number of our shares of common stock becoming eligible for sale pursuant to this offering could cause our stock price to decline.

     Sales of the shares of our common stock being registered pursuant to this prospectus, which constitute approximately 8.1% of our common stock, could cause our stock price to decline.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's Web site at http://www.sec.gov, which Web site contains reports, proxy and
        ------------------
information statements and other information regarding issuers that file electronically with the SEC. You may also read and copy the registration statement as well as any of our other filings with the SEC without charge at the Public Reference Room of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's regional offices at 7 World Trade Center, New York, New York 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. You may obtain copies from the Public Reference Room of the SEC in Washington, D.C. upon payment of certain fees. You may call the SEC at 1-800-732-0330 for further information about the Public Reference Rooms.

     The SEC allows us to "incorporate by reference" certain of the information required by this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders listed in this prospectus have sold all the shares of our common stock registered by this prospectus.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

     2. Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

     3. Our Current Reports on Form 8-K, filed with the SEC on September 15, 2000 and November 20, 2000 (which such Report was amended on December 22, 2000).

     4. Our Proxy Statement, dated April 30, 2001, filed in connection with our 2000 Annual Meeting of Stockholders.

     5. The description of our common stock in our registration statement on Form 8-A, filed with the SEC on March 20, 2000, including any amendments or reports filed for the purpose of updating such description.

     6. All other reports filed in accordance with Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since December 31, 2000.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than the exhibits to those documents. You should direct any requests for documents to
Attn: Investor Relations, Numerical Technologies, Inc., 70 West Plumeria Drive, San Jose, California 95134, telephone (408) 919-1910.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain information contained, referred to or incorporated by reference in this prospectus is forward-looking in nature. All statements included, referred to or incorporated by reference in this prospectus, other than statements of historical fact, are forward-looking statements. Examples of forward-looking statements include statements regarding our future financial results, operating results, business strategies, projected costs, products, competitive positions and plans and objectives of management for future operations. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including without limitation those under "Risk Factors" in this prospectus. These and many other factors could affect our future financial and operating results, and could cause actual results to differ materially from current expectations.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the selling stockholders.

                             SELLING STOCKHOLDERS

     The following table sets forth certain information known to us with respect to the ownership of our common stock as of April 30, 2001, and as adjusted to reflect the sale of common stock offered by each selling stockholder known by us to own our common stock. The table sets forth information for each selling stockholder as follows:

     .    the name of the selling stockholder;
     . the number of shares and the percentage the selling stockholder owns before this offering;
     . the number of shares of common stock the selling stockholder may sell under this prospectus; and
     . assuming the selling stockholder sells all the shares listed next to its, his or her name, how many shares of common stock and the percentage the selling stockholder will own after completion of the offering.

     The number and percentage of shares owned is based on 32,997,840 shares outstanding on April 30, 2001, which such number includes an aggregate of 2,492,287 exchangeable shares issued in connection with our acquisition of Cadabra. Except as indicated below, and subject to applicable community property laws, each person identified in the table has sole voting and investment power with respect to all shares of common stock owned by them. To prevent dilution to the selling stockholders, the numbers in the table below may change due to stock splits, stock dividends or similar events involving our common stock.

     Within the past three years, the following selling stockholders have held positions or offices with us, or have had material relationships with us, other than as a result of the ownership of our common stock:

     . Pursuant to our acquisition of Cadabra, Martin Lefevbre has been a member of our Office of Technology since October 2000. Mr. Lefebvre holds shares of our common stock in trust for each of his daughters, Isabelle Lefebvre and Sital Lefevbre. In addition, Diane Lefebvre is a sister-in-law to Mr. Lefebvre.

     . Pursuant to our acquisition of Cadabra, Faysal Sohail has been our Senior Vice President, Worldwide Field Operations since October 2000.

                                                               Shares Owned                                     Shares Owned
                                                            Prior to Offering          Shares Being           After Offering(1)
                                                     -------------------------------                   -----------------------------
  Name of Selling Stockholder                          Number              Percent       Offered         Number            Percent
-------------------------------                      -------------     -------------   -------------   -----------       -----------
Brant Investments Limited                               279,200               *             279,200           0                *

Chemicals and Materials                                 162,250               *             162,250           0                *
Enterprise Associates II, L.P.

Synopsys, Inc.                                          162,250               *             162,250           0                *

Access Technology Partners, L.P.                        123,635               *             123,635           0                *

Access Technology Partners                                2,318               *               2,318           0                *
Brokers Fund, L.P.

Hambrecht & Quist California                             12,673               *              12,673           0                *

Hambrecht & Quist Employee                               12,673               *              12,673           0                *
Venture Fund, L.P. II

Ken Hao                                                     811               *                 811           0                *

Tom Peters                                                2,434               *               2,434           0                *

Andreas V. Bechtolsheim                                  12,169               *              12,169           0                *

                                                               Shares Owned                                     Shares Owned
                                                            Prior to Offering          Shares Being           After Offering(1)
                                                     -------------------------------                   -----------------------------
  Name of Selling Stockholder                          Number              Percent       Offered         Number            Percent
-------------------------------                      -------------     -------------   -------------   -----------       -----------
Atiq Raza (Saiyed Atiq Raza &                             6,084               *               6,084           0                *
Noreen Tirmizi Raza, Trustees
N&A Raza Revocable Trust, UA
03/22/97)

Kurt Keutzer                                              5,679               *               5,679           0                *

Rajeev Madhavan                                           4,056               *               4,056           0                *

Marubeni Solutions Corporation                           69,800               *              69,800           0                *

David Skoll                                              52,350               *              52,350           0                *

Leonard T. Matsukubo                                     52,350               *              52,350           0                *

Diane Lefebvre                                           39,263               *              39,263           0                *

Sanda Rodgers                                            39,263               *              39,263           0                *

Allan B. Churgin                                         26,175               *              26,175           0                *

Colonnade Development Inc.                               26,175               *              26,175           0                *

Matsukubo Services Ltd.                                  26,175               *              26,175           0                *

Stephen H. Sandler                                       26,175               *              26,175           0                *

J.C. McAninch Investments Ltd.                           20,940               *              20,940           0                *

Andrew Matsukubo                                         14,833               *              14,833           0                *

David Matsukubo                                          14,833               *              14,833           0                *

Janet Matsukubo                                          13,960               *              13,960           0                *

Allen Gertsman                                           13,088               *              13,088           0                *

Fred H. Runge                                            13,088               *              13,088           0                *

Midland Walwyn Capital Inc.,                             13,088               *              13,088           0                *
ITF Bruce Gregory

Nicholas Garry Tarr                                      13,088               *              13,088           0                *

Stephen Yee                                              12,564               *              12,564           0                *

Nesbitt Burns Inc. in Trust for                           8,027               *               8,027           0                *
Stephen Yee

Said Boumaraf                                             6,806               *               6,806           0                *

Kevin Beaudette                                          11,517               *              11,517           0                *

Randolph Fish                                             5,235               *               5,235           0                *

Stanley Mazor                                             8,507               *               8,507           0                *

Arthur Castonguay                                        20,940               *              20,940           0                *

Kenneth Matsukubo                                         3,490               *               3,490           0                *

Craig Pickering                                           2,618               *               2,618           0                *

Tonny Sottile                                             2,618               *               2,618           0                *

Glen Fujiwara                                             1,745               *               1,745           0                *

David Vinke                                               7,678               *               7,678           0                *

Trevor May                                                3,926               *               3,926           0                *

                                                               Shares Owned                                     Shares Owned
                                                            Prior to Offering          Shares Being           After Offering(1)
                                                     -------------------------------                   -----------------------------
  Name of Selling Stockholder                          Number              Percent       Offered         Number            Percent
-------------------------------                      -------------     -------------   -------------   -----------       -----------
Bruce Gregory                                            10,819               *              10,819           0                *

Lisa A. Harvey                                            2,327               *               2,327           0                *

Spencer Hansen                                              175               *                 175           0                *

David P. Marple and Inga M. de                            3,490               *               3,490           0                *
Ruyter, Trustees of the 2000
Marple/de Ruyter Family Trust

Bo Zou                                                      175               *                 175           0                *

Yves Gagnon                                               1,047               *               1,047           0                *

Faysal Sohail                                           248,125               *             248,125           0                *

Andrea Bush                                              19,195               *              19,195           0                *

Nour-Eddine Radi                                            436               *                 436           0                *

Tracy Wise                                                1,745               *               1,745           0                *

Anjaneya Thakar                                           3,490               *               3,490           0                *

Robert Shapiro                                            1,745               *               1,745           0                *

Marie-Anne Miller                                           314               *                 314           0                *

Candace J. Joe                                            1,745               *               1,745           0                *

Darshana Surti                                              873               *                 873           0                *

Peter Wilson                                             41,880               *              41,880           0                *

Martin Lefebvre                                         955,266              2.9%           955,266           0                *

Martin Lefebvre in trust for                             10,967               *              10,967           0                *
Isabelle Lefebvre

Martin Lefebvre in trust for                             10,967               *              10,967           0                *
Sital Lefebvre

_____________________
*Represents ownership of less than 1% of our common stock.

                             PLAN OF DISTRIBUTION

     We will not receive any proceeds from the sale of the shares. The shares are being offered on behalf of the selling stockholders. The shares may be sold or distributed from time to time by the selling stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers, including pledgees, or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

     The sale of the shares may be effected in one or more of the following methods:

     .  ordinary brokers' transactions, which may include long or short sales;

     . transactions involving cross or block trades or otherwise on the Nasdaq National Market;

     . purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;

     . "at the market" to or through market makers or into an existing market for the shares;

     . in other ways not involving market makers or established trading markets, including direct sales to purchases or sales effected through agents;

     . through transactions in options, swaps or other derivatives, whether exchange-listed or otherwise; or

     . any combination of the foregoing, or by any other legally available means.

     In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

     Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both, which compensation as to a particular broker-dealer may be less than or in excess of customary commissions. The selling stockholders and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of such compensation. We know of no existing arrangements between any selling stockholder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

                                   DILUTION

     The selling stockholders listed in this prospectus may offer and sell shares of our common stock for their own account. We will not receive any proceeds from any such sales.

     Our net tangible book value as of March 31, 2001 was approximately $209 million, or $6.34 per share of common stock. As the shares of common stock being registered in this prospectus have already been issued in a private transaction, there is no additional dilution to the net tangible book value per share of common stock as a result of these sales.

     The previous discussion assumes no exercise of stock options outstanding at March 31, 2001. As of March 31, 2001, there were options outstanding to purchase 3,373,265 shares of our common stock at a weighted average purchase price of $9.86 per share. If any of these options are exercised, there may be further dilution to investors purchasing the common stock.

                                 LEGAL MATTERS

     The validity of the resale of the shares of common stock offered hereby will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, counsel to Numerical Technologies, Inc.


                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Numerical Technologies, Inc.
for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Transcription Enterprises Limited as of December 31, 1999 and 1998 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Cadabra Design Automation Inc. as at and for the years ended September 30, 2000 and 1999, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         NUMERICAL TECHNOLOGIES, INC.
                         INDEX TO FINANCIAL STATEMENTS

Financial Statements of Numerical Technologies Inc.

Report of Independent Accountants.*

Consolidated Balance Sheets at December 31, 2000 and December 31, 1999.*

Consolidated Statements of Operations for each of the three years in the period ended December 31, 2000.*

Consolidated Statements of Stockholders' Equity and Comprehensive Loss for each of the three years in the period ended December 31, 2000.*

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2000.*

Notes to The Consolidated Financial Statements.*

Unaudited Consolidated Balance Sheets at March 31, 2001 and December 31, 2000.**

Unaudited Consolidated Statements of Operations for the three months ended March 31, 2001 and March 31, 2000.**

Unaudited Consolidated Statements of Cash Flows for the three months ended March 31, 2001 and March 31, 2000.**

Unaudited Condensed Notes to Consolidated Financial Statements.**

Transcription Enterprises Limited

Report of Independent Accountants.........................................................................            F-2

Balance Sheets as at December 31, 1999 and 1998...........................................................            F-3

Statements of Operations for years ended December 31, 1999 and 1998.......................................            F-4

Statements of Shareholders' Equity (Deficit) for years ended December 31, 1999 and 1998...................            F-5

Statements of Cash Flows for years ended December 31, 1999 and 1998.......................................            F-6

Notes to Financial Statements for years ended December 31, 1999 and 1998..............................                F-7

Cadabra Design Automation, Inc.

Independent Auditors' Report..............................................................................            F-11

Consolidated Balance Sheets as at September 30, 2000 and 1999.............................................            F-12

Consolidated Statements of Operations for years ended September 30, 2000  and 1999........................            F-13

Consolidated Statements of Cash Flows for years ended September 30, 2000  and 1999........................            F-14

Consolidated Statements of Shareholder's Equity for years ended September 30, 2000 and 1999...............            F-15

Notes to The Consolidated Financial Statements for years ended September 30, 2000 and 1999................            F-16

Unaudited Pro Forma Combined Financial Information........................................................            F-25

Numerical Technologies, Inc. Unaudited Pro Forma Condensed Combined Statement of
Operations for the year ended December 31, 2000...........................................................            F-26

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information........................            F-27

____________________
* Incorporated by reference to our annual report on Form 10-K as filed with the Securities and Exchange Commission on March 27, 2001.

** Incorporated by reference to our quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on April 27, 2001.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
 Shareholders of
Transcription Enterprises Limited

   In our opinion, the accompanying balance sheets and the related statements of operations, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Transcription Enterprises Limited at December 31, 1998 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
January 21, 2000

                       TRANSCRIPTION ENTERPRISES LIMITED

                                 BALANCE SHEETS
                       (in thousands, except share data)

                             December 31,
                             -------------
                              1998   1999
                             ------ ------
ASSETS
Current assets:
  Cash and cash
   equivalents.............. $1,497 $  132
  Accounts receivable.......  2,147  2,424
  Prepaid and other.........     90     31
                             ------ ------
    Total current assets....  3,734  2,587
Property and equipment,
 net........................    197    211
Other assets................      3     42
                             ------ ------
                             $3,934 $2,840
                             ====== ======
LIABILITIES AND
SHAREHOLDERS' EQUITY
(DEFICIT)
Current liabilities:
  Accounts payable.......... $   23 $   75
  Accrued expenses..........    273     72
  Deferred revenue..........  2,584  3,410
                             ------ ------
    Total current
     liabilities............  2,880  3,557
                             ------ ------
Shareholders' equity:
Common stock, no par value:
  Authorized: 10,000 shares;
   Issued and outstanding:
   798 shares...............     43     43
  Retained earnings
   (deficit)................  1,011   (760)
                             ------ ------
    Total shareholders'
     equity (deficit).......  1,054   (717)
                             ------ ------
                             $3,934 $2,840
                             ====== ======


   The accompanying notes are an integral part of these financial statements.

                       TRANSCRIPTION ENTERPRISES LIMITED

                            STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                            For the Years Ended
                                                               December 31,
                                                            -------------------
                                                              1998      1999
                                                            --------- ---------
Revenue:
  License.................................................. $   7,162 $   5,708
  Service..................................................     7,396     7,959
                                                            --------- ---------
    Total revenue..........................................    14,558    13,667
                                                            --------- ---------
Costs and expenses:
  Cost of revenue..........................................       789     1,050
  Research and development.................................     1,704     1,580
  Sales and marketing......................................       779       857
  General and administrative...............................       885       920
                                                            --------- ---------
    Total costs and expenses...............................     4,157     4,407
                                                            --------- ---------
Income from operations.....................................    10,401     9,260
Interest income............................................        78        55
                                                            --------- ---------
Income before provision for income taxes...................    10,479     9,315
Provision for income taxes.................................       118       120
                                                            --------- ---------
Net income................................................. $  10,361 $   9,195
                                                            ========= =========


   The accompanying notes are an integral part of these financial statements.

                       TRANSCRIPTION ENTERPRISES LIMITED

                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                                 (in thousands)

                                             Common Stock  Retained
                                             ------------- Earnings
                                             Shares Amount (Deficit)   Total
                                             ------ ------ ---------  --------
Balance, December 31, 1997..................  798    $43   $  1,376   $  1,419

  Net income................................   --     --     10,361     10,361
  Distributions to shareholders.............   --     --    (10,726)   (10,726)
                                              ---    ---   --------   --------

Balance, December 31, 1998..................  798     43      1,011      1,054

  Net income................................   --     --      9,195      9,195
  Distributions to shareholders.............   --     --    (10,966)   (10,966)
                                              ---    ---   --------   --------

Balance, December 31, 1999..................  798    $43   $   (760)  $   (717)
                                              ===    ===   ========   ========



   The accompanying notes are an integral part of these financial statements.

                       TRANSCRIPTION ENTERPRISES LIMITED

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                             For the Years
                                                                 Ended
                                                             December 31,
                                                           ------------------
                                                             1998      1999
                                                           --------  --------
Cash flows from operating activities:
Net income................................................ $ 10,361  $  9,195
Adjustments to reconcile net income to net cash used in
 operating activities:
  Depreciation............................................       91       129
  Changes in assets and liabilities:
    Accounts receivable...................................       72      (277)
    Prepaid and other.....................................      (38)       59
    Other assets..........................................       (1)      (39)
    Accounts payable......................................        8        52
    Accrued expenses......................................      (40)     (201)
    Deferred revenue......................................      511       826
                                                           --------  --------
      Net cash provided by operating activities...........   10,964     9,744
                                                           --------  --------
Cash flows from investing activities:
Purchases of property and equipment.......................     (152)     (143)
                                                           --------  --------
      Net cash used in investing activities...............     (152)     (143)
                                                           --------  --------
Cash flows from financing activities:
Distrubutions to shareholders.............................  (10,726)  (10,966)
                                                           --------  --------
      Net cash used in financing activities...............  (10,726)  (10,966)
                                                           --------  --------
Net increase (decrease) in cash and cash equivalents......       86    (1,365)
Cash and cash equivalents at beginning of year............    1,411     1,497
                                                           --------  --------
Cash and cash equivalents at end of year.................. $  1,497  $    132
                                                           ========  ========



   The accompanying notes are an integral part of these financial statements.

                       TRANSCRIPTION ENTERPRISES LIMITED

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of business

   Transcription Enterprises Limited (the "Company") was incorporated in California in May 1986 as an S Corporation to develop and market integrated software products and services that provide semiconductor manufacturers with an interactive graphics system for fracturing and verifying photomask pattern data.

 Certain risks and concentrations

   At December 31, 1998 and 1999, substantially all of the Company's cash and cash equivalents were invested with four major financial institutions.

   The Company markets and sells its products and services to end users and original equipment manufacturers primarily in North America, Europe and Japan. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company had accounts receivable from one customer representing 10% and one customer representing 27% of accounts receivable at December 31, 1998 and 1999, respectively.

   In 1998 and 1999, the Company had one customer who accounted for 12%, and 15% of sales, respectively.

   The Company operates in one industry segment. The following is a summary of the Company's revenue by geographic operations. Revenues are attributed to the countries in which the products and services are delivered:

                                       U.S.  Japan  Pac Rim Europe Other  Total
                                      ------ ------ ------- ------ ----- -------
                                                    (in thousands)
   1998.............................. $6,846 $2,814 $2,383  $2,131 $384  $14,558
   1999..............................  6,400  3,101  1,654   2,005  507   13,667

   The Company had no material long-lived assets outside of the United States.

 Financial instruments

   The carrying amount of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short maturities.

 Cash and cash equivalents

   The Company considers all highly liquid investments with maturities of three months or less at the time of purchase and money market funds to be cash equivalents.

 Property and equipment

   Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated on a straight-line basis over their estimated useful lives of 3 years.

                       TRANSCRIPTION ENTERPRISES LIMITED

 Research and development costs

   Costs related to research, design and development of products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. The Company has not capitalized any software development costs to date, as such costs have not been significant.

 Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue recognition

   The Company recognizes revenues in accordance with the provisions of Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition", as amended by SOP 98-4 and 98-9. The Company's revenues are derived from licenses of its software and technology and from services the Company provides to its customers. Revenues are recognized for the various contract elements based upon vendor-specific objective evidence ("VSOE") of fair value of each element. If VSOE of fair value exists only for undelivered elements, the Company recognizes fees assigned to the delivered element(s) as the difference between the total arrangement fee and the VSOE of the undelivered element.

   License revenues are recognized when persuasive evidence of an agreement exists, the software and technology has been delivered, no significant post-delivery obligations remain, the license fee is fixed or determinable and collection of the fee is probable.

   Services revenues consist of maintenance fees. Maintenance agreements are typically priced based on a percentage of the product license fee and have a one-year term, renewable annually. Services provided to customers under maintenance agreements include technical product support and unspecified product upgrades. Deferred revenues from advanced payments for maintenance agreements are recognized ratably over the term of the contract, which is typically one year.

 Comprehensive income

   The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. There was no difference between the Company's net income and its total comprehensive income for 1998 and 1999.

 Recent accounting pronouncements

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, or SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 will be effective for fiscal years beginning after June 15, 2000. The Company does not currently hold derivative instruments or engage in hedging activities.

                       TRANSCRIPTION ENTERPRISES LIMITED

NOTE 2--BALANCE SHEET DETAIL

                                                                 December 31,
                                                                 --------------
                                                                  1998    1999
                                                                 ------  ------
                                                                      (in
                                                                  thousands)
   Property and equipment:
     Computer equipment......................................... $  753  $  895
     Furniture and equipment....................................     14      15
                                                                 ------  ------
                                                                    767     910
     Less accumulated depreciation..............................   (570)   (699)
                                                                 ------  ------
                                                                 $  197  $  211
                                                                 ======  ======
   Accrued expenses:
     Payroll and related expenses............................... $  248  $   65
     Other accrued expenses.....................................     25       7
                                                                 ------  ------
                                                                 $  273  $   72
                                                                 ======  ======

NOTE 3--COMMITMENTS

 Operating leases

   The Company leases its facility under a noncancelable operating lease, which expires in January 2001. The Company has the option to renew the lease for five years. The Company is responsible for maintenance, insurance and taxes.

   Minimum lease payments as of December 31, 1999 for noncancelable operating leases are as follows:

   Year                                                           Lease Payments
   ----                                                           --------------
   2000..........................................................      $73
   2001..........................................................        6
                                                                       ---
                                                                       $79
                                                                       ===

   Rent expense was $70,000 and $67,000 for 1999 and 1998, respectively.

NOTE 4--INCOME TAXES

   The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company is not subject to federal corporate income taxation. Rather, the Company's shareholders include their respective portions of taxable income in their individual income tax returns. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

   The state of California generally conforms to the federal provisions recognizing S corporations as pass-through entities. However, California imposes a 1.5% tax at the entity level. The income tax provisions for 1998 and 1999 consist of current state tax expense.

                       TRANSCRIPTION ENTERPRISES LIMITED

NOTE 5--PROFIT SHARING PLAN

   For the years ended December 31, 1998 and 1999, the company had a discretionary profit sharing plan under which ten percent of the Company's profits were redistributed to the employees, a portion of which is invested in a retirement fund (up to a maximum allowable by the IRS) and the balance is paid to the employee. The plan was terminated upon the effective date of the merger described in Note 6.

NOTE 6--SUBSEQUENT EVENT

   On January 1, 2000, the Company was acquired by and became a wholly-owned subsidiary of Numerical Technologies, Inc. (the Parent). Under the terms of the acquisition Agreement, each share of the common stock of the Company was converted to 4.778 shares of Series E Preferred Stock and $50.1575 in principal amount of a Promissory Note. The maximum consideration to be paid by the Company pursuant to the Merger is 3,810,000 shares of Series E preferred stock plus $40.0 million in aggregate principal amount of Notes. The Promissory Notes are secured by the assets of the Company.

Independent Auditors' Report


To the Shareholders of
Cadabra Design Automation Inc.

We have audited the consolidated balance sheets of Cadabra Design Automation Inc. as at September 30, 2000 and 1999 and the consolidated statements of operations, shareholders' equity and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2000 and 1999 and its cash flows for the years ended September 30, 2000 and 1999 in accordance with accounting principles generally accepted in the United States of America.

/S/  DELOITTE & TOUCHE LLP

Ottawa, Canada
November 17, 2000

CADABRA DESIGN AUTOMATION INC.
Consolidated Balance Sheets
as at September 30, 2000 and 1999
(in US dollars)
--------------------------------------------------------------------------------

                                                                   September 30,    September 30,
                                                                            2000             1999
                                                                   -------------    -------------
CURRENT ASSETS

  Cash and cash equivalents (Note 7)                               $     554,994    $     751,071
  Marketable securities (Note 3)                                       4,099,041        6,243,397
  Accounts receivable (net of allowance for doubtful
    accounts of $NIL and $198,000)                                        17,964          342,830
  Income taxes receivable                                                190,066          198,611
  Prepaid expenses                                                       141,905          110,514
-------------------------------------------------------------------------------------------------
                                                                       5,003,970        7,646,423

CAPITAL ASSETS (Note 4)                                                  488,251          534,500
OTHER ASSETS                                                                   -            7,190
DEFERRED INCOME TAXES (Note 5)                                                 -        1,198,223
-------------------------------------------------------------------------------------------------
                                                                   $   5,492,221    $   9,386,336
-------------------------------------------------------------------------------------------------
CURRENT LIABILITIES

  Accounts payable                                                 $      15,850    $     157,489
  Accrued liabilities                                                  1,355,974          213,535
  Deferred revenue                                                       671,370          380,621
-------------------------------------------------------------------------------------------------
                                                                       2,043,194          751,645
-------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCY (Note 8)

SHAREHOLDERS' EQUITY

  Share capital (Note 6)
    Class A preference shares (1,600,000 shares authorized and
      outstanding with no par value; 1999 - 1,600,000)                 1,444,008        1,444,008
    Class B preference shares (2,905,625 shares authorized and
      outstanding with no par value; 1999 - 2,905,625)                 6,189,816        6,189,816
    Common shares (30,000,000 shares authorized; 10,630,883
      outstanding with no par value; 1999 - 8,775,333)                   658,875          296,386
  Deferred stock compensation                                            (66,553)        (101,233)
  Accumulated other comprehensive income (loss)                         (245,334)         (45,869)
  Retained earnings (deficit)                                         (4,531,785)         851,583
-------------------------------------------------------------------------------------------------
                                                                       3,449,027        8,634,691
-------------------------------------------------------------------------------------------------
                                                                   $   5,492,221    $   9,386,336
-------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

CADABRA DESIGN AUTOMATION INC.
Consolidated Statements of Operations
years ended September 30, 2000 and 1999
(in US dollars)
--------------------------------------------------------------------------------

                                             September 30,       September 30,
                                                      2000                1999
                                             -------------       -------------

Revenues
  License                                    $   2,387,452       $   2,227,001
  Service                                        1,275,025           1,756,198
------------------------------------------------------------------------------
                                                 3,662,477           3,983,199
------------------------------------------------------------------------------

Cost of revenues
  Cost of license - royalties                       32,859              40,818
  Cost of service                                  384,788             506,583
------------------------------------------------------------------------------
                                                   417,647             547,401
------------------------------------------------------------------------------
Gross profit                                     3,244,830           3,435,798
------------------------------------------------------------------------------

Expenses
  Selling and marketing                          2,646,837           2,433,618
  Research and development                       3,207,288           2,264,831
  General and administrative                     2,016,823           1,482,712
------------------------------------------------------------------------------
                                                 7,870,948           6,181,161
------------------------------------------------------------------------------

Operating loss                                  (4,626,118)         (2,745,363)

Interest income                                    334,694             238,284
Interest expense                                   (23,321)             (5,804)
Foreign exchange gain (loss)                       174,738            (251,733)
------------------------------------------------------------------------------
Loss before income taxes                        (4,140,007)         (2,764,616)
------------------------------------------------------------------------------

Income tax expense (benefit)
  Current                                           45,138            (132,640)
  Deferred                                       1,198,223          (1,227,261)
------------------------------------------------------------------------------
                                                 1,243,361          (1,359,901)
------------------------------------------------------------------------------
NET LOSS                                     $  (5,383,368)      $  (1,404,715)
------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

CADABRA DESIGN AUTOMATION INC.
Consolidated Statements of Cash Flows
years ended September 30, 2000 and 1999
(in US dollars)
--------------------------------------------------------------------------------

                                                       September 30,    September 30,
                                                                2000             1999
                                                       -------------    -------------
OPERATING ACTIVITIES
  Net loss                                             $  (5,383,368)   $  (1,404,715)
  Amortization of other assets                                 7,184              931
  Amortization of capital assets                             369,530          356,771
  Deferred income taxes                                    1,198,223       (1,263,708)
  Deferred stock compensation                                 34,680           37,599
  Loss on disposal of fixed assets                             7,953           33,081

  Changes in non-cash operating working capital items
    Decrease in accounts receivable                          324,866        1,312,357
    Decrease (increase) in income taxes receivable             8,545         (193,988)
    Increase in prepaid expenses                             (31,391)         (41,554)
    Increase (decrease) in accounts payable                 (141,639)          78,911
    Increase (decrease) in accrued liabilities             1,142,439          (83,925)
    Increase (decrease) in deferred revenue                  290,749         (141,495)
-------------------------------------------------------------------------------------
Net cash used in operating activities                     (2,172,229)      (1,309,735)
-------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Proceeds on sale of capital assets                           5,300                -
  Purchase of capital assets                                (353,266)        (364,565)
  Purchase of marketable securities                      (44,836,088)      (7,333,046)
  Proceeds on maturity of marketable securities           46,980,444        2,121,687
-------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities        1,796,390       (5,575,924)
-------------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Issuance of preferred shares                                     -        6,189,816
  Issuance of common shares                                  362,489           37,837
  Repayment of obligations under capital leases                    -             (517)
-------------------------------------------------------------------------------------
Net cash provided by financing activities                    362,489        6,227,136
-------------------------------------------------------------------------------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                    (13,350)        (658,523)

Effect of foreign currency translation on cash flows        (182,727)         315,500

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD               751,071        1,094,094
-------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD               $     554,994    $     751,071
-------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

CADABRA DESIGN AUTOMATION INC.
Consolidated Statements of Shareholders' Equity
years ended September 30, 2000 and 1999
(in U.S. dollars)
-------------------------------------------------------------------------------

                                                    Common stock     Class A preference shares   Class B preference shares


                                                 Shares      Amount      Shares       Amount          Shares        Amount
                                                 ------      ------      ------       ------          ------        ------
Balances at September 30, 1998                 8,647,000    $ 119,717   1,600,000    $1,444,008              -   $         -
Common shares issued                             128,333       37,837           -             -              -             -
Class B preference shares issued                       -            -           -             -      2,905,625     6,250,000
Share capital issuance costs                           -            -           -             -              -       (93,442)
Future tax benefit                                     -            -           -             -              -        33,258
Options granted for consulting services                -      138,832           -             -              -             -
Amortization of deferred compensation                  -            -           -             -              -             -
Components of comprehensive income
  Translation adjustment                               -            -           -             -              -             -
  Net loss                                             -            -           -             -              -             -
------------------------------------------------------------------------------------------------------------------------------

Total comprehensive income (loss)


Balances at September 30, 1999                 8,775,333      296,386   1,600,000     1,444,008      2,905,625     6,189,816
Common shares issued                           1,855,550    2,112,489           -             -              -             -
Loan granted in exchange for issuance of
  options                                              -   (1,750,000)          -             -              -             -
Amortization of deferred compensation                  -            -           -             -              -             -
Components of comprehensive income
  Translation adjustment                               -            -           -             -              -             -
  Net loss                                             -            -           -             -              -             -
------------------------------------------------------------------------------------------------------------------------------

Total comprehensive income (loss)


Balances at September 30, 2000                10,630,883    $ 658,875   1,600,000    $1,444,008      2,905,625    $6,189,816
==============================================================================================================================

                                                              Accumulated
                                                  Deferred       other                         Total
                                                    stock    comprehensive    Retained     shareholders'
                                                compensation income (loss)    earnings   equity (deficit)
                                                ------------ ------------     --------   ---------------
Balances at September 30, 1998                   $        -  $ (361,369)   $ 2,256,298   $    3,458,654
Common shares issued                                      -           -              -           37,837
Class B preference shares issued                          -           -              -        6,250,000
Share capital issuance costs                              -           -              -          (93,442)
Future tax benefit                                        -           -              -           33,258
Options granted for consulting services            (138,832)          -              -                -
Amortization of deferred compensation                37,599           -              -           37,599
Components of comprehensive income
  Translation adjustment                                  -     315,500              -          315,500
  Net loss                                                -           -     (1,404,715)      (1,404,715)
-------------------------------------------------------------------------------------------------------

Total comprehensive income (loss)                                                            (1,189,215)
                                                                                         --------------

Balances at September 30, 1999                     (101,233)    (45,869)       851,583        8,634,691
Common shares issued                                      -           -              -        2,112,489
Loan granted in exchange for issuance of
  options                                                 -           -              -       (1,750,000)
Amortization of deferred compensation                34,680           -              -           34,680
Components of comprehensive income
  Translation adjustment                                  -    (199,465)             -         (199,465)
  Net loss                                                -           -     (5,383,368)      (5,383,368)
-------------------------------------------------------------------------------------------------------
Total comprehensive income (loss)                                                            (5,582,833)
                                                                                         --------------
Balances at September 30, 2000                   $  (66,553) $ (245,334)   $(4,531,785)  $    3,449,027
=======================================================================================================

See accompanying notes to the consolidated financial statements.

CADABRA DESIGN AUTOMATION INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2000 and 1999
(in US dollars)
--------------------------------------------------------------------------------

1.   DESCRIPTION OF BUSINESS

     Cadabra Design Automation Inc. (the "Company"), formerly known as Cadabra Design Libraries Inc., was incorporated under the Canada Business Corporations Act in 1994. On April 1, 1999 the Company was continued under the Companies Act of Nova Scotia.

     The Company was founded to design, produce and market specialized design automation software for use by the electronics industry.

2.   ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and include the following significant accounting policies:

     Principles of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Cadabra Design Automation (USA) Inc. (in United States) and Cadabra (Europe) SARL (in France). All intercompany transactions have been eliminated.

     Cash and cash equivalents

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are maintained with a bank and brokerage institution.

     Marketable securities

     Marketable securities consist of investments in US dollar corporate bonds and Government of Canada treasury bills. The Company has the intent and ability to hold all investments until maturity. Therefore, all such investments are classified as held to maturity investments and stated at cost plus accrued interest. At September 30, 2000 and 1999, the amortized cost of the Company's investments approximated fair value.

     Revenue recognition

     The Company's revenue recognition policy is consistent with Statement of Position No. 97-2, as amended. License revenues are comprised of fees for the Company's software products. Revenue from license fees is recognized when an agreement has been signed, delivery of the product has occurred, no significant Company obligations remain, the fee is fixed or determinable, collectibility is probable and vendor-specific objective evidence exists to allocate a portion of the total fee to any undelivered elements of the arrangement. For electronic delivery, the software is considered to have been delivered when the Company has provided the customer with the access codes that allow for immediate possession of the software. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. License and maintenance revenue on short-term time-based licenses are recognized ratably over the license period.

     Support and maintenance arrangements do not provide specified upgrade rights and provide technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenue from support arrangements is recognized on a straight-line basis over life of the related agreement, which is typically one year. If support, consulting services or training are included in an arrangement that includes a license agreement, amounts related to support, consulting services, training and the licenses are allocated based on vendor-specific objective evidence. Vendor-specific objective evidence for support, professional services and license agreements is based on the price when such elements are sold separately, or, when not sold separately, the price is established by management having the relevant authority. Where discounts are offered on multiple element arrangements, a proportionate amount of that discount is applied to each element included in the arrangement based on each element's fair value. Consulting and training revenue is recognized when provided to the customer. Revenues from custom development projects are recognized on the percentage of completion basis. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

     Cost of goods sold

     Cost of maintenance support consists primarily of salaries, benefits and allocated overhead costs related to customer support personnel.

     Investment tax credits

     Investment tax credits related to research and development expenses are recorded as a reduction to the income tax expense. Investment tax credits related to capital assets are recorded as a reduction of the cost of capital assets. The benefits are recognized when the Company has complied with the terms and conditions of the applicable tax legislation or approved grant program.

     Capital and other assets and amortization

     Capital and other assets are recorded at cost. Amortization is provided on a straight-line basis over the anticipated useful lives of the assets as follows:

          Computer hardware                                             3 years
          Computer software                                             2 years
          Furniture and fixtures                                        5 years
          Patents                                                      10 years
          Leasehold improvements                             over term of lease
          Capital lease equipment        lesser of useful life or term of lease

     When assets are sold or retired, the cost and related accumulated amortization are removed from the accounts and any resulting gain or loss is included in operations. Maintenance and repairs are charged to operations as incurred.

     Assets are reviewed for impairment on the basis of undiscounted cash flows. If the cash flows are less than the asset's carrying value, the asset is written down to its fair value.

     Foreign currency translation

     The accounts of the Company's subsidiaries have been translated into US dollars. Assets and liabilities have been translated at the exchange rates in effect at the balance sheet date. Revenues, expenses and cash flow amounts are translated at average rates for the period. The resulting translation adjustments are included in other comprehensive income as a separate component of shareholders' equity. Gains and losses from foreign currency transactions are included in the determination of net earnings.

     The Company's functional currency is the Canadian Dollar. FASB Statement No. 52, "Foreign Currency Translation", requires companies to translate functional-currency financial statements into reporting currency using the current exchange rate method whereby the rates in effect on the balance sheet date for assets and liabilities and the weighted average rate for statement of earnings elements are used. Any translation adjustments, resulting from the process of translating the financial statements from the Canadian dollar functional currency to the US dollar reporting currency, are excluded from the determination of net earnings and are reported in other comprehensive income.

     Use of accounting estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates that affect the reported amounts of assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management.

     Accounting for stock-based compensation

     The United States Financial Accounting Standards Board ("FASB") Statement of Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," encourages (but does not require) that the compensation cost for stock-based plans should be measured using a fair value based method. The Company currently calculates the compensation cost for its Stock Option Plan in compliance with the provisions of the United States Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," which recommends that compensation cost should be recorded if the exercise price of the options granted is below the fair market value of the Company's stock as at the date of grant. As permitted by SFAS 123, the Company applies APB 25 to its stock-based compensation awards to employees and discloses in Note 6 the required pro forma effect on net earnings and earnings per share.

     Income taxes

     The Company uses the asset and liability method to account for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for accounting purposes, and their respective tax bases. Deferred income tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in statutory tax rates is recognized in net earnings in the year of change. A valuation allowance is recorded for those deferred income tax assets whose recoverability is not sufficiently likely.

     Comprehensive income

     Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders' equity. The Company's other comprehensive income is primarily comprised of foreign currency translation adjustments.

     Recent pronouncements

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments. SFAS 133 is effective for fiscal years beginning after June 15, 2000. The Company is in the process of evaluating the impact of the reporting requirements of SFAS 133.

     In December 1999, the Securities Exchange Commission issued Staff Accounting Bulletin No. 101 on "Revenue Recognition" ("SAB 101"), which provides the SEC's views in applying generally accepted accounting principles to selected revenue recognition issues. SAB 101 is effective for fiscal year ends beginning after December 15, 1999. The Company is in the process of evaluating the impact of SAB 101 on its financial statements.

     In March 2000, the FASB issued FASB Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation: an interpretation of APB Opinion No. 25, ("FIN 44"), which clarifies the application of Opinion 25 for certain issues. The Interpretation is effective July 1, 2000. There has been no impact of the adoption of this Interpretation on the Company's financial statements.

3.   MARKETABLE SECURITIES

     The Company's investments consist of the following:

                                                      2000            1999
                                               -----------     -----------

     Corporate bonds                           $ 4,099,041     $ 5,103,285
     Government of Canada treasury bills                 -       1,140,112
                                               ---------------------------

                                               $ 4,099,041     $ 6,243,397
                                               ===========================

     These investments mature within one year.

4.   CAPITAL ASSETS

                                                        2000
                                       -------------------------------------
                                                    Accumulated   Net Book
                                          Cost      Amortization    Value
                                       -------------------------------------

     Computer hardware                 $ 1,103,500   $  799,176   $  304,324
     Computer software                     265,662      191,028       74,634
     Furniture and fixtures                168,883       91,012       77,871
     Leasehold improvements                 62,793       31,371       31,422
     Capital lease equipment                 5,347        5,347            -
                                       -------------------------------------

                                       $ 1,606,185   $1,117,934   $  488,251
                                       =====================================


                                                        1999
                                       -------------------------------------
                                                    Accumulated   Net Book
                                          Cost      Amortization    Value
                                       -------------------------------------

     Computer hardware                 $   902,374   $  565,144   $  337,230
     Computer software                     223,684      117,590      106,094
     Furniture and fixtures                149,299       74,079       75,220
     Leasehold improvements                 32,944       16,988       15,956
     Capital lease equipment                 5,478        5,478            -
                                       -------------------------------------
                                       $ 1,313,779   $  779,279   $  534,500
                                       =====================================

     Capital assets are recorded net of accumulated investment tax credits of $108,184 (1999 - $95,981).

5.   INCOME TAXES

     Deferred income taxes result from differences in the timing of recognition of certain items for tax and financial statement purposes. Significant components of the Company's temporary differences and the related deferred income taxes are as follows:

                                                              2000         1999
                                                       ------------   ---------

     Tax depreciation in excess of accounting
      Depreciation                                     $   (32,714)   $  14,436
     Investment tax credits available and research
      and development expenses deducted for
      accounting purposes in excess of tax,
      net of tax effect of investment tax credits        1,035,762      466,943
     Losses available to offset future
      income taxes                                 1,783,005           586,547
     Expenses deductible in future years               5,887            90,427
     Preferred share issue costs deductible
      for tax purposes                                29,890            39,870
                                                 -----------------------------

                                                   2,821,830         1,198,223

     Less valuation allowance                     (2,821,830)                -
                                                 -----------------------------

     Deferred income tax benefit                 $         -       $ 1,198,223
                                                 =============================

     During the year the Company increased the valuation allowance as the continuing operating losses have resulted in it no longer being more likely than not that the deferred tax asset will be realizable.

     At September 30, 2000, the Company has net operating loss carryforwards of approximately $1,900,000 (1999 - $350,000) for federal and state income tax purposes. These carryforwards expire beginning in 2019. The Company has Canadian federal and provincial tax loss carryforwards of approximately $2,380,000 and $2,985,000 (1999 - $680,000 and $995,000) which expire in
     2005 available to reduce future years' taxable income.

     At September 30, 2000, the Company also has scientific research and development expenditures of approximately $1,579,000 (1999 - $850,000) which are available, without expiry to reduce future federal and provincial taxable income.

6.   SHARE CAPITAL

     On April 1, 1999, the shareholders of the Company approved the creation of 2,905,625 shares, to be designated as Class B preference shares; cancelled the existing class of Class B common shares; cancelled the existing Series I and II preference shares; re-designated the Series III preference shares as Class A preference shares limiting the number of authorized Class A preference shares to 1,600,000 and amended the share provisions attaching to such shares; re-designated the issued and unissued Class A common shares as common shares and limited the number of authorized shares to 30,000,000.

     Class A and B preference shares have a retraction privilege 5 years from the date of issue of the Class B preference shares (April, 2004). On retraction, each of the classes of preference shares would receive the amount originally paid and would only receive annual non-cumulative dividends of 7% if these dividends are declared by the Company's Board of Directors (the Board); each of the classes of preference shares will also be entitled to receive the same dividends as are paid on any other classes of shares. The Class A and B preference shares are convertible by the holder at any time to common shares at CDN $1.25 and US $2.151, respectively. The conversion amount is based on the Class A and B retraction amounts. In the event of a Qualified initial public offering in which over US $20,000,000 in new capital is raised and at a price per common share of at least US $5.00, the preference shares will convert to common shares on a one-for-one basis. The Class A and B preference shares have voting rights equivalent to the number of common stock into which it is convertible. The Class B preference shareholders, voting separately as a class, have the right to elect one member of the Board. In the event of liquidation, dissolution or wind up of the Company, the holders of Class A and B preference shares shall receive the retraction price and the remaining assets of the Company shall be distributed to the holders of common shares.

     Authorized
       30,000,000 common shares
        1,600,000 Class A preference shares
        2,905,625 Class B preference shares

     Stock options

     The Company has established a Stock Option Plan (the "Plan") applicable to full-time employees, directors and consultants of the Company and its subsidiaries. The options under the Plan generally vest over a four-year period and expire on the tenth anniversary or upon termination of employment. Options granted under the Plan prior to September 3, 1999 generally vest over a four-year period and expire on the fifth anniversary or upon termination of employment. The number of options authorized, which may be granted under the Plan, is 2,500,000.

     The Company has established a US Stock Option Plan (the "US Plan") applicable to full-time employees, directors and consultants of the Company and its subsidiaries. Options granted under the US Plan may be either nonstatutory stock options or options intended to constitute incentive stock options under the Internal Revenue Code. The options under the Plan generally vest over a four-year period and expire on the tenth anniversary or upon termination of employment. The number of options authorized, which may be granted under the US Plan, is 2,900,000.

     Options outstanding under the plan at September 30, 2000 are as follows:

                                                                                     Weighted
                                                                                      Average
                                                  Number of                          Exercise
                                                   Options        Option price         Price
                                                   -------        ------------         -----
     Options outstanding at September 30, 1998
       (817,000 options exercisable at a
       weighted average exercise price
       of $0.22)                                     3,194,600      $0.05 - $1.40    $    0.68
     Options granted during the year                 2,114,000      $1.34 - $1.40    $    1.40
     Options cancelled during the year              (1,081,667)     $0.11 - $1.40    $    1.20
     Options exercised during the year                (128,333)     $0.11 - $1.40    $    0.30
                                                  -----------------------------------------------
     Options outstanding at September 30, 1999
       (1,346,533 options exercisable at a
       weighted average exercise price of
       $0.50 per exercisable share)                  4,098,600      $0.04 - $1.40    $    1.05
     Options granted during the year                 1,304,900      $1.40 - $3.40    $    1.41
     Options cancelled during the year                (547,800)     $0.84 - $1.40    $    1.33
     Options exercised during the year              (1,855,550)     $0.04 - $1.40    $    1.14
                                                  -----------------------------------------------
     Options outstanding at September 30, 2000
       (1,232,887 options exercisable at a
       weighted average exercisable price of
       $0.70 per exercisable share)                  3,000,150      $0.11 - $3.40    $    1.09
                                                  ===============================================

     The options expire at various dates through September 30, 2009.

     Additional information regarding options outstanding as of September 30, 2000 is as follows:

                            Options Outstanding                     Options Exercisable
                  ---------------------------------------      ------------------------------
                                   Weighted
                                    Average      Weighted                        Weighted
     Range of                      Remaining      Average                         Average
     Exercise        Number       Contractual    Exercise          Number        Exercise
      Prices      Outstanding    Life (Years)      Price        Exercisable        Price
      ------      -----------    ------------      -----        -----------        -----
     $  0.11         431,000          0.2          $0.11          431,000          $0.11
        0.22         155,000          0.5           0.22          155,000           0.22
        0.34          40,000          1.0           0.34           40,000           0.34
        0.67          40,000          1.0           0.67           40,000           0.67

           0.84         111,000       1.5           0.84           82,800           0.84
          1.375         240,000       2.1          1.375          161,833          1.375
           1.40       1,976,150       8.8           1.40          322,254           1.40
           3.40           7,000       9.9           3.40                -              -
     -----------------------------------------------------------------------------------
     $  0.11 - $3.40  3,000,150       6.9        $  1.09        1,232,887        $  0.70
     ===================================================================================

     The Company had 140,000 (1999 - 140,000) nonstatutory stock options outstanding to consultants at September 30, 2000. The fair value of the unvested portions of such grants of $66,533, (1999 - $101,233) is being amortized over the vesting period. The fair value attributable to the unvested portion of such options is subject to adjustment based upon the future value of the Company's common stock.

     Stock-based compensation

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its employee stock option plan. Accordingly, no compensation expense has been recognized for its employee stock-based compensation. Had compensation cost for the Company's employee stock option plan been determined based on the fair value at the grant date for awards under the plan, consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net loss would have changed to the pro forma amounts indicated below:

                                                2000             1999
                                                ----             ----

          Net loss as reported             $  (5,383,368)   $  (1,404,715)
          Estimated stock-based
            compensation costs
              under SFAS 123                    (397,304)        (320,601)
                                           ------------------------------
          Pro forma net earnings (loss)    $  (5,780,672)   $  (1,725,316)
                                           ------------------------------

     The weighted average fair value of all employee options granted during 2000 and 1999 was estimated as of the date of grant using the minimum value option pricing model with the following weighted average assumptions:

                                                      2000      1999
                                                      ----      ----

     Expected option life (years) - US plan             7         7
     Expected option life (years) - Canadian plan       7         4.5
     Volatility                                         -         -
     Risk free interest rate                            6.3%      5.1%
     Dividend yield                                     -         -

     The weighted and average fair value at date of grant, for stock options granted during 2000 and 1999 was $0.50 and $0.23 respectively per option under the Canadian plan $0.50 and $0.35 under the US plan.

     The minimum value method used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

7.   CASH FLOW INFORMATION
                                                           2000         1999
                                                           ----         ----

         Cash and cash equivalents are comprised of:
           Cash on hand and balances with banks          $  216,533  $  86,633
           Term deposits with banks                         338,461    664,438
                                                         ---------------------

         Total cash and cash equivalents                 $  554,994  $ 751,071
                                                         =====================

         Other
           Interest received, net                        $  258,311  $ 182,696
                                                         =====================

           Income taxes paid                             $  103,220  $  58,571
                                                         =====================

8.   COMMITMENTS AND CONTINGENCY

     Until March 31, 2003, the Company is obligated to pay a royalty to Carleton University in consideration of an assignment of intellectual property rights in prototype software developed at the University. Royalties will be based on the licenses of the Company's software product derived from this prototype software, at a rate of one percent (1%) of the net selling price of such products. Royalties for the years ended September 30, 2000 and September 30, 1999 were $32,859 and $40,818 respectively.

     The Company leases administrative and sales offices and certain computer equipment under noncancellable operating leases expiring through 2005. Total rent expense under such leases for the years ended September 30, 2000 and 1999 was $549,248 and $400,783, respectively. At September 30, 2000, the future minimum lease payments under operating leases were as follows:

               2001                          $  598,048
               2002                             457,021
               2003                             366,924
               2004                             379,914
               2005                              95,804

     During fiscal 1999, the Company initiated legal proceedings against a customer who has failed to make payments of $1,386,000 owing to the Company under the terms of a software license agreement. The customer has filed a countersuit claiming $448,000 already paid under the contract. Included in accounts receivable for the year ended September 30, 1999 is a net amount of $198,000 owing under the terms of the agreement. Further amounts for the year ended September 30, 1999 owing under the contract of $740,000 had not been recorded in the financial statements pending resolution of the litigation.

     In February 2000, an amount of $600,000 was received from the customer in full settlement of this claim. This amount has been recorded as revenue and a reduction of bad debt expense in the September 30, 2000 financial statements.

9.   FINANCIAL INSTRUMENTS

     There is a risk to the Company's earnings that arises from fluctuations in interest rates and foreign exchange rates, and the degree of volatility of these rates. The Company currently does not use derivative instruments to reduce its exposure to foreign currency risk; however, the exposure is primarily limited to fluctuations in the Canadian dollar compared to the United States dollar.

     In addition, the Company is exposed to credit risk from customers. The Company's accounts receivable are due principally from a few large corporations in the semiconductor industry. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risk.

10.  EMPLOYEE BENEFIT PLAN

     The Company has established a 401(k) tax-deferred savings plan, whereby eligible employees may contribute a percentage of their eligible compensation. Company contributions are discretionary; no such Company contributions have been made since inception of this plan.

11.  SUBSEQUENT EVENT

     On October 27, 2000 the Company was acquired by Numerical Technologies, Inc., a US public company. The transaction was effected through the issuance of Numerical shares and stock options in exchange for the Company's shares and stock options. As part of the transaction, all of the Company's preference shares were exchanged for common shares. Also as part of the transaction, the loan granted in exchange for issuance of common shares in the amount of $1,750,000 has been forgiven by the Company.

   UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined financial information gives effect to the merger between Numerical Technologies, Inc. ("Numerical") and Cadabra Design Automation, Inc. ("Cadabra") using the purchase method of accounting and includes the pro forma adjustments described in the accompanying notes.

     On October 27, 2000, Numerical acquired Cadabra, a Nova Scotia limited liability company. Cadabra is a developer of automated cell creation technology for the semiconductor industry. Under the terms of the acquisition, Numerical issued approximately 3,200,000 shares and options to purchase Numerical common stock for all of the outstanding stock and options of Cadabra. The Cadabra acquisition is being accounted for using the purchase method of accounting. The Pro Forma Financial Statements have been prepared on the basis of assumptions described herein.

     The Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations for the year ended December 31, 2000 combines the historical financial statements for that period of Numerical and for the period January 1, 2000 to October 27, 2000 (date of acquisition) of Cadabra, after giving effect to the merger with Cadabra under the purchase method of accounting and the assumptions and adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Information.

     The unaudited pro forma condensed combined consolidated financial information should be read in conjunction with the historical financial statements of Numerical and Cadabra. The pro forma information does not purport to be indicative of the results that would have been reported if the above transaction had been in effect for the period presented or which may result in the future.

                         NUMERICAL TECHNOLOGIES, INC.
 UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 2000

                     (in thousands, except per share data)

                                                                                              Pro Forma
                                                                   Numerical     Cadabra     Adjustment      Combined
                                                                   ---------     -------     ----------      --------
Revenue                                                            $  23,340     $ 3,489     $        -      $ 26,829
                                                                   ---------     -------     ----------      --------

Cost and expenses:

          Cost of revenue......................................        2,167         380              -         2,547
          Research and development.............................       12,627       2,792              -        15,419
          Sales and marketing..................................        9,161       2,193              -        11,354
          General and administrative...........................        4,494       1,670           (550)(4)     5,614
          Depreciation and amortization........................       24,820         306         22,406 (2)    47,532
          Acquired in-process research and development.........        1,930           -         (1,930)(5)         -
          Amortization of deferred
             stock compensation(*).............................       18,766          28          7,063 (3)    25,857
                                                                   ---------     -------     ----------      --------

               Total costs and expenses........................       73,965       7,369         26,989       108,323
                                                                   ---------     -------     ----------      --------

Loss from operations...........................................      (50,625)     (3,880)       (26,989)      (81,494)
Interest expense...............................................         (893)        (15)             -          (908)
Interest income................................................        2,960         285              -         3,245
Foreign exchange gain..........................................            -         371              -           371
                                                                    --------     -------     ----------       -------

Loss before provision for income taxes.........................      (48,558)     (3,239)       (26,989)      (78,786)

Provision for income taxes.....................................          253       1,683              -         1,936
                                                                   ---------     -------     ----------      --------

Net loss.......................................................    $ (48,811)    $(4,922)    $  (26,989)     $(80,722)
                                                                   =========     =======     ==========      ========

Net loss per common share, basic and diluted...................    $   (2.27)(6)                              $ (3.46)(6)
                                                                   =========                                 ========
Weighted average common shares outstanding,
               basic and diluted...............................       21,827                      1,761(7)     23,588
                                                                   =========                 ==========      ========

    Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial
                                  Information

The pro forma financial information gives effect to the following pro forma adjustments:

(1) In accordance with the merger agreement, Cadabra became a wholly-owned subsidiary of Numerical, and all outstanding shares of its common and preferred stock were converted into shares of Numerical common stock.

     The Cadabra acquisition is being accounted for using the purchase method of accounting. The acquisition agreement provided for the exchange of 0.1745 shares of Numerical common stock for each outstanding share of Cadabra preferred and common stock. In addition, Numerical issued options to purchase Numerical common stock to replace options to purchase Cadabra common stock with the number of shares and the exercise price appropriately adjusted by the exchange ratio.

     The purchase price of $37.83 per share was based on the average closing price of Numerical's stock for the period August 22, 2000 through September 19, 2000, a range of ten trading days before and after the announcement date of September 5, 2000. Approximately 528,000 shares of Numerical stock issued in exchange for the shares of Cadabra are being held in an employment escrow account. These shares will be released in accordance with a three-year vesting schedule which is contingent to the continued employment of two key officers of Cadabra. As the vesting of these shares is contingent upon the continued employment of these individuals, these shares have been accounted for as restricted stock. Accordingly, the value of the employment escrow shares at the closing date has been deducted from the fair value of the consideration issued and will be amortized as deferred compensation over the vesting period.

     Below is a table of the total purchase price, purchase price allocation to the fair value of net assets, goodwill and other intangible assets acquired and annual amortization of the goodwill and intangible assets acquired (in thousands, except for asset life):

                                                    Shares         Fair Value
                                                    ------         ----------

  Value of securities issued                          2,672            101,057
  Assumption of Cadabra options                         528             19,165
  Direct transaction costs and expenses                   -              3,000
                                                     ------           --------
  Total consideration                                 3,200            123,222
  Less deferred stock compensation                        -             12,594
                                                                      --------
  Total purchase price                                    -            110,628

  Purchase price allocation:

                                                                                  Estimated                            Annual
                                                                                 Acquisition      Asset Life       Amortization of
                                                                                    Cost          (in years)         Intangibles
                                                                                  ---------      -----------       ---------------
  Net tangible assets acquired.............................................       $ 1,964            N/A                   N/A
  In-process technology....................................................         1,630            N/A                   N/A
  Developed technology.....................................................           660              4                   165
  Customer base............................................................         5,040              4                 1,260
  Covenants-not-to-compete.................................................         2,290              3                   763
  Work force...............................................................         1,800              2                   900
  Goodwill.................................................................        97,244              4                24,311
                                                                                ---------                             --------
                                                                                  110,628                             $ 27,399
  Deferred compensation....................................................        12,594                             ========
                                                                                ---------
  Total....................................................................     $ 123,222
                                                                                =========

The purchase price was allocated to the identifiable assets acquired and the liabilities assumed based upon the fair market value on the acquisition date. The value assigned to developed technology and acquired in-process research and development, was determined through interviews, analysis of data provided by management of the acquired company concerning developmental products, their stage of development, the time and resources needed to complete them, if applicable, their expected income generating ability, target markets and associated risks. The Income Approach, which includes an analysis of the markets, cash flows and risks associated with achieving such cash flows, was the primary technique utilized in valuing the developed technology and in-process research and development. Because the in-process technology had not reached the stage of technological feasibility at the acquisition date and had no alternative future use, the amount was immediately charged to operations. The amounts allocated to identifiable intangible assets are amortized over their estimated useful lifes. The excess amount of the purchase price over the fair market value of the identifiable assets acquired is accounted for as goodwill and is being amortized over the estimated useful life. The valuation for the intangible assets has been determined using management's assumptions and the report from an independent appraiser.

The value of deferred compensation of approximately $12.6 million was derived using the guidance of FIN No. 44, the intrinsic value of unvested options and employment escrow shares, and the remaining vesting periods of unvested options and the employment escrow shares. The deferred compensation is being amortized on a graded basis using the multiple options method over the remaining estimated lives of the options and the escrow period of the employment escrow shares.

The projects identified as in-process technology are those that were underway at the time of the acquisition and at the date of acquisition required additional effort to establish technological feasibility. These projects have identifiable technological risk factors which indicate that even though successful completion is expected, it is not assured. If an identified project is not successfully completed, there is no alternative future use for the project and the expected income will not be realized.

(2) The pro forma adjustment is for the amortization of goodwill, developed technology, customer base, covenants-not-to-compete and work force.

(3)  The pro forma adjustment is for the amortization of deferred compensation.

(4) The pro forma adjustment is to reverse acquisition related costs incurred by Cadabra through October 27, 2000.

(5) The pro forma adjustment is to reverse the charge for acquired in-process research and development.

(6) The pro forma basic and dilutive net loss per common share includes a non-cash preferred stock dividend of approximately $778,000 related to the beneficial conversion of warrants exercised in April 2000.

(7) The pro forma basic and dilutive net loss per share are based on the average number of shares of Numerical common stock outstanding during each period and weighted average number of Cadabra shares of common stock outstanding multiplied by the exchange ratio. Dilutive securities including the replacement Cadabra options, restricted stock under the employment escrow arrangement and shares subject to repurchase are not included in the computation of pro forma dilutive net loss per share as their effect would be anti-dilutive.

================================================================================

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in, or incorporated by reference, into this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                              __________________



                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----
PROSPECTUS SUMMARY......................................................    2
RISK FACTORS............................................................    2
WHERE YOU CAN FIND MORE INFORMATION.....................................   11
NOTE REGARDING FORWARD-LOOKING STATEMENTS...............................   12
USE OF PROCEEDS.........................................................   12
SELLING STOCKHOLDERS....................................................   13
PLAN OF DISTRIBUTION....................................................   16
DILUTION................................................................   16
LEGAL MATTERS...........................................................   17
EXPERTS.................................................................   17
INDEX TO FINANCIAL STATEMENTS...........................................  F-1



                                  NUMERICAL
                              TECHNOLOGIES, INC.


                               2,671,328 Shares


                                      of


                                 Common Stock




               -------------------------------------------------

                                  PROSPECTUS

               -------------------------------------------------







                                 May __, 2001


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       The registrant will pay all reasonable expenses incident to the registration of the shares other than any underwriting discounts, selling commissions and stock transfer taxes, as well as, generally, any separate legal fees and expenses or accounting fees and expenses incurred by any of the selling stockholders. Such expenses are set forth in the following table. All of the amounts shown are estimates, except the SEC registration fee and the Nasdaq additional listing fee.

                                                        Amount to be Paid
                                                        -----------------

SEC registration fee...........................         $12,208.00
Nasdaq additional listing fee..................          17,500.00
Legal fees and expenses........................          25,092.00
Accounting fees and expense....................          12,000.00
                                                        ----------
Total..........................................         $66,800.00
                                                        ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       As permitted by Section 145 of the Delaware General Corporation Law, the registrant's amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that: (i) the registrant is required to indemnify its directors and executive officers and persons serving in such capacities in other business enterprises at the registrant's request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (ii) the registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (iii) the registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with defending a proceeding, except that it is not required to advance expenses to a person against whom the registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit;
(iv) the rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and (v) the registrant may not retroactively amend the bylaw provisions in a way that is adverse to such directors, executive officers and employees in these matters.

       The registrant's policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the bylaws, as well as certain additional procedural protections. In addition, such indemnification agreements provide that the registrant's directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses, including attorney's fees, and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the registrant, on account of their services as directors or executive officers of the registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the registrant. The registrant will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the registrant's board of directors or brought to enforce a right to indemnification under the indemnification agreement, the registrant's bylaws or any statute or law. Under the agreements, the registrant is not obligated to indemnify the indemnified party (i) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (ii) for any amounts paid in settlement of a proceeding unless the registrant consents to such settlement; (iii) with respect to any proceeding brought by the registrant against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous;
(iv) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the registrant pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934, and related laws; (v) on account of the indemnified party's conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (vi) an account of any conduct from which the indemnified party derived an improper personal benefit; (vii) on account of conduct the indemnified party believed to be contrary to the best interests of the registrant or its stockholders; (viii) on account of conduct that constituted a breach of the indemnified party's duty of loyalty to the registrant or its stockholders; or (ix) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

         The indemnification provision in the bylaws and the indemnification agreements entered into between the registrant and its directors and executive officers may be sufficiently broad to permit indemnification of the registrant's officers and directors for liabilities arising under the Securities Act of 1933.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER                              DESCRIPTION
------         -------------------------------------------------------

2.1 Agreement and Plan of Reorganization, dated as of December 21, 1999, between the registrant, Transcription Enterprises Limited, Transcription
               Enterprises, Inc., Kevin MacLean and Roger Sturgeon.*

2.2 Agreement and Plan of Merger between the registrant and Numerical Technologies, Inc., a Delaware corporation.*

2.3 Agreement and Plan of Amalgamation, dated as of September 5, 2000, by and among Numerical Technologies, Inc., Numerical Nova Scotia Company, Numerical
               Acquisition Limited, 3047725 Nova Scotia Limited,
               Cadabra Design Automation Inc., Martin Lefebvre, and
               Fay Sohail.**

4.1            Form of registrant's Common Stock certificate.*

4.2 1999 Second Amended and Restated Shareholders Rights Agreement, dated January 1, 2000, between the registrant and the parties named therein, as amended on January 14, 2000.*

5.1            Opinion of Wilson Sonsini Goodrich & Rosati,
               Professional Corporation.

23.1           Consent of PricewaterhouseCoopers LLP.

23.2           Consent of Deloitte & Touche LLP.

23.3 Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1).

24.1           Power of Attorney (see page II-4).

_________

* Incorporated by reference to the registrant's Registration Statement on Form S-1 as declared effective by the Securities and Exchange Commission on April 6, 2000.

** Incorporated by reference to the registrant's current report on Form 8-K as filed with the Securities and Exchange Commission on September 15, 2000.

ITEM 17.   UNDERTAKINGS.

         The registrant hereby undertakes:

         1. to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         2. that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         4. that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         5. insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Jose, State of California, on May 9, 2001.

                                       NUMERICAL TECHNOLOGIES, INC.

                                       By: /s/ Yagyensh C. Pati
                                           -----------------------------------
                                           Yagyensh C. Pati
                                           Chief Executive Officer and President

                               POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints Yagyensh C. Pati and Richard S. Mora, and each of them individually, as attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendment to this registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                 TITLE                                     DATE
---------                 -----                                     ----

/s/ YAGYENSH C. PATI      Chief Executive Officer, President        May 4, 2001
--------------------      and Director (principal executive
  Yagyensh C. Pati        officer)

/s/ RICHARD S. MORA       Chief Financial Officer (principal        May 4, 2001
-------------------       financial and accounting officer)
  Richard S. Mora

/s/ WILLIAM J. DAVIDOW    Chairman of the Board                     May 4, 2001
----------------------
William J. Davidow

/s/ YAO-TING WANG         Director                                  May 4, 2001
-----------------
Yao-Ting Wang

/s/ THOMAS KAILATH        Director                                  May 4, 2001
------------------
Thomas Kailath

/s/ HARVEY JONES          Director                                  May 4, 2001
----------------
Harvey Jones

/s/ NAREN K. GUPTA        Director                                  May 4, 2001
------------------
Naren K. Gupta

/s/ ABBAS EL GAMAL        Director                                  May 4, 2001
------------------
Abbas El Gamal

/s/ ROGER STURGEON        Director                                  May 4, 2001
------------------
Roger Sturgeon

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                    DESCRIPTION
------         -----------------------------------------------------------------

2.1 Agreement and Plan of Reorganization, dated as of December 21, 1999, between the registrant, Transcription Enterprises Limited, Transcription Enterprises, Inc., Kevin MacLean and Roger Sturgeon.*

2.2 Agreement and Plan of Merger between the registrant and Numerical Technologies, Inc., a Delaware corporation.*

2.3 Agreement and Plan of Amalgamation, dated as of September 5, 2000, by and among Numerical Technologies, Inc., Numerical Nova Scotia Company, Numerical Acquisition Limited, 3047725 Nova Scotia Limited, Cadabra Design Automation Inc., Martin Lefebvre, and Fay Sohail.**

4.1            Form of registrant's Common Stock certificate.*

4.2 1999 Second Amended and Restated Shareholders Rights Agreement, dated January 1, 2000, between the registrant and the parties named therein, as amended on January 14, 2000.*

5.2            Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation.

23.1           Consent of PricewaterhouseCoopers LLP.

23.2           Consent of Deloitte & Touche LLP.

23.3           Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit
               5.1).

24.1           Power of Attorney (see page II-4).

_________

* Incorporated by reference to the registrant's Registration Statement on Form S-1 as declared effective by the Securities and Exchange Commission on April 6, 2000.

** Incorporated by reference to the registrant's current report on Form 8-K as filed with the Securities and Exchange Commission on September 15, 2000.